Filed by Huffy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Huffy Corporation

Commission File No. 333-92030

Contact:

Robert W. Lafferty

V.P. – Finance, CFO and Treasurer

(937) 865-5407

HUFFY CORPORATION ANNOUNCES SECOND QUARTER EARNINGS

SECOND QUARTER HIGHLIGHTS

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SECOND QUARTER EARNINGS AT HIGH END OF FORECAST RANGE

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BALANCE SHEET REMAINS DEBT FREE CASH AND INVESTMENTS AT $36.3 MILLION

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S-4 REGISTRATION STATEMENT FOR GEN-X ACQUSITION FILED WITH SEC

DAYTON, OHIO, JULY 16, 2002 – HUFFY CORPORATION (NYSE-HUF) announced today that net earnings for the second quarter of 2002 were $1.3 million or $0.12 per common share versus net earnings of $0.8 million or $0.07 per common share for the second quarter of 2001. For the six-month period ended June 30, 2002, net earnings were $1.9 million or  $0.18 per common share versus earnings of $1.8 million or $0.17 per common share for the same period in 2001.

Net sales for the second quarter of 2002 were $93.4 million compared to sales of $86.9 million for the second quarter of 2001,  an increase of 7.5%.  For the first six months of 2002, sales were $163.8 million compared to sales of $168.1 million for the same period of 2001, a decrease of 2.6%.  Gross margins for the second quarter were 18.2%, approximately a 31.0% improvement over the gross margin of 13.9% reported for the second quarter of 2001.  On a year to date basis, corporate-wide gross margins were 17.7%, an improvement of approximately 26.0% when compared to gross margins of 14.1% for the first six months of 2001.

In commenting on the second quarter, Don Graber, President and CEO said, ”The second quarter has been an exciting quarter for Huffy.  In addition to completing the McCalla service acquisition announced earlier this year, we announced the acquisition of Gen-X Sports in June. The acquisition remains on schedule to close in the fourth quarter and in early July, Huffy filed an S-4 registration statement with the SEC to register the additional common shares required for the acquisition.  Gen-X Sports is currently tracking to its forecast of generating sales in excess of $150.0 million for this year and has the potential to add significantly to our sales and earnings in 2003.”

“Second quarter sales and earnings have been excellent in the product areas.  Wheeled products and basketball backboard sales and earnings are well above last year’s levels and the recently announced line of inflatable sport balls has been well received by our customers.  Additionally McCalla, our recently acquired service subsidiary, is tracking to forecast. However, the reorganization of one of our largest customers has had a significant impact on the balance of our assembly and merchandising business with sales and earnings for both the quarter and first half of the year significantly below last year’s level.”

“Overall, in spite of the softness in the retail services area, our gross margins continue to improve and we continue to focus on basics – new product development, customer relations, cost reductions and cash generation. Our balance sheet remains debt-free and we ended the second quarter with cash and short-term investments of $36.3 million. Unfortunately, administrative costs have been higher this year than anticipated driven by increases in post employment benefits costs and steep increases in insurance premiums.  We do not see these costs decreasing in the second half of this year.  As a consequence of these increasing costs and the softness in assembly and merchandising services mentioned earlier, although we remain confident that earnings for the year will be within the previously announced range of $0.40 to $0.60 per common share, it is possible that earnings could be in the middle of that range as opposed to the higher end.”

Graber concluded by saying, “The third quarter will be both challenging and exciting.  We recently announced an advertising campaign to support the Huffy® bicycle brand and will be introducing a number of new innovative products, but we are aware that the competitive landscape may change as new brands enter the mass market for the first time.   We will continue to work with our external advisors to explore alternatives to enhance profitable growth and maximize value for our shareholders.”

Huffy Corporation (NYSE-HUF) is a leading provider of consumer and retail services and the leading supplier of bicycles and home basketball equipment.

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Huffy Corporation (“Huffy”) has filed a registration statement on Form S-4 (File Number 333-92030) in connection with the transaction, and Huffy and Gen-X Sports Inc. intend to mail a joint proxy statement/prospectus to their stockholders in connection with the transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents filed by Huffy with the SEC at the SEC’s web site at www.sec.gov.  A free copy of the joint proxy statement/prospectus and these other documents may also be obtained free of charge from Huffy by directing a request to 225 Byers Road, Miamisburg, Ohio 45342, Attention: Investor Relations.

Huffy and its officers and directors may be deemed to be participants in the solicitation of proxies from Huffy’s shareholders with respect to these transactions.  Information regarding such officers and directors is included in Huffy’s proxy statement for its 2002 annual meeting of shareholders filed with the SEC on March 6, 2002.  This document is available free of charge at the SEC’s web site at www.sec.gov or from Huffy as described above.

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The discussion in this press release contains forward-looking statements and is qualified by the cautionary statements contained in the Company’s report on Form 10K, dated February 21, 2002.

-table to follow-

HUFFY CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(Dollars in thousands, except per share data)
	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2002	2001	2002	2001
Net sales	$93,413	$86,864	$163,798	$168,107
Gross profit	17,031	12,077	29,032	23,712
% to net sales	18.2%	13.9%	17.7%	14.1%
Selling, general and administrative expenses	13,847	11,089	24,375	21,132
Operating income	3,184	988	4,657	2,580
Other expense
Interest expense, net	319	86	621	492
Other	762	(337)	966	(754)
	1,081	(251)	1,587	(262)
Earnings (loss) before income taxes	2,103	1,239	3,070	2,842
Income tax expense (benefit)	828	471	1,171	1,080
Net earnings (loss)	$1,275 =====	$768 =====	$1,899 =====	$1,762 =====
Earnings per common share:
Weighted average number of
common shares	10,736,459 ========	10,502,865 =========	10,715,752 ========	10,491,116 ========
DILUTED:
Net earnings (loss) per common share	$0.12	$0.07	$0.18	$0.17
BALANCE SHEET HIGHTLIGHTS (Dollars in thousands, except per share data)
	June 30,	December 31,	June 30,
	2002	2001	2001
Cash and cash equivalents	$36,255	$26,541	$16,948
Receivables, net	45,795	48,934	47,273
Inventories	26,211	12,483	35,654
Prepaid expenses and other expenses	18,181	17,803	27,607
Total current assets	126,442	105,761	127,482
Property, plant and equipment, net	8,956	9,267	11,846
Intangibles and others	36,175	30,457	13,199
Total assets	$171,573 =======	$145,485 =======	$152,527 =======
Notes payable and current portion
of long-term debt	$0	$0	$0
Accounts payable and accruals	78,788	54,289	54,125
Income taxes and other	5,246	7,096	6,410
Total current liabilities	84,034	61,385	60,535
Long-term debt	0	0	0
Other liabilities	19,398	18,498	17,142
Shareholders’ equity	68,141	65,602	74,850
Total liabilities and shareholders’ equity	$171,573 =======	$145,485 =======	$152,527 =======
Equity per common share outstanding	$6.51	$6.32	$7.28
Working capital ratio	1.5	1.7	2.1